May 31, 2018

Courtney Lindsay, Esq.

Staff Attorney

Division of Corporation Finance

Office of Telecommunications

United States Securities and Exchange Commission

Washington, DC 20549

Re: GD Entertainment & Technology, Inc.

Offering Statement on Form 1-A Filed April 13, 2018

File No. 024-10811

Dear Mr. Lindsay:

Kindly be advised that GD Entertainment & Technology, Inc. (the “Company”) requests that its Regulation A offering be qualified on Monday, June 4th, 2018 at 12 Noon.

If you would like any further information or have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Anil Idnani

Anil Idnani

CEO